
January 16, 2015

Albert G. McGrath
General Counsel
Fogo de Chão, Inc.
14881 Quorum Drive Suite 750
Dallas, TX 75254

> **Re:** **Fogo de Chão, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2014**
> **CIK No. 0001627487**

Dear Mr. McGrath:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

3. In several places, you have stated that you believe certain things, such as:
    * that your AUVs and restaurant contribution margin are "among the highest in the full-service dining category,"
    * that you are able to produce "industry-leading restaurant-level profitability,"
    * that for Fiscal 2013, your food and beverage costs and compensation and benefits costs as a percentage of revenue "is approximately 750 basis points lower than the average within the full-service restaurant industry in the United States,"
    * that you have "industry-leading cash-on-cash returns," and
    * that your guests per restaurant in Fiscal 2013 is "approximately 60% more guests per restaurant than [y]our fine-dining competitors."

    With a view toward disclosure, please provide us a basis for each of these beliefs.

Our Competitive Strengths, page 2

Industry-Leading Cash-on-Cash Returns…page 4

4. Please define the term cash-on-cash returns and disclose how you compute this measure. Also, provide more clarity on how you use the measure and why investors would find the measure useful.

Grow our Restaurant Base, page 5

5. We note the reference to a study prepared by *Buxton* throughout the filing. If that study or any other third party source referenced in this filing was commissioned by you, please provide a consent by such third party. Refer to Securities Act Rule 436.

Risk Factors, page 16

We rely heavily on certain vendors, page 22

6. We note your disclosure regarding receiving products and supplies from US Foods, Inc. Please file your agreement with US Foods, Inc. as an exhibit or advise.

Our growth may be hindered immigration restrictions, page 27

7. Please revise this risk factor subheading to address the specific risk regarding your past difficulty in obtaining visas, as discussed in the second paragraph of this risk factor.

Our Credit Facilities impose operating and financial restrictions, page 32

8. If there is a risk that you may not be able to maintain one of your required financial covenants, please show how you currently meet the covenants versus what is required, so that investors may assess the risk.

Use of Proceeds, page 42

9. We note from the Use of Proceeds that a portion may be used to repay indebtedness. If known prior to effectiveness the amount that will be used to repay indebtedness, please indicate the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis, page 49

Results of Operations, page 54

10. Throughout results of operations section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and other items. Rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

11. Please expand to further explain the "certain cost saving initiatives" that resulted in the decrease in your food and beverage costs as a percentage of revenue, as discussed on pages 54 and 59.

Thirty-Nine Weeks ended September 28, 2014…, page 54

Compensation and Benefits Costs, page 55

12. Throughout your discussion here and elsewhere as appropriate, please quantify each factor cited that contributed to the change in the indicated expense category. Also, explain why higher revenue results in increased labor as disclosed here.

Liquidity and Capital Resources, page 61

13. We note that you are a holding company with no independent operations or assets and are dependent on cash flow generated by your subsidiaries. Please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your subsidiaries by dividend or loan under debt or other agreements pursuant to Rule 4-08(e)

of Regulation S-X. Also, disclose the amounts of cash dividends paid to you for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively, pursuant to Rule 12-04 (b) of Regulation S-X.

14. You disclose on page 19 that Brazilian law permits the Brazilian government to impose restrictions that may limit you from remitting cash from Brazil outside of Brazil. Given the significant operations that you have in Brazil, please expand your disclosure to discuss the consequences on your liquidity and cash flows of any extended periods it takes for you to repatriate cash from Brazil and what measures you take to ensure sufficient liquidity pending repatriation.

Contractual Obligations and Commitments, page 63

15. Given the materiality of your interest expense, please include scheduled interest payments in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments, with disclosure of the methodology utilized.

Management, page 85

16. Please expand the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Stockholders Agreement, page 100

17. Please file the stockholders agreement as an exhibit.

Principal and Selling Stockholders, page 101

18. Please tell us, when the selling shareholders are known, whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

19. Please include the natural person or persons who have voting and dispositive control of the shares included in Funds affiliated with Thomas H. Lee Partners, L.P., listed in the table.

Underwriting, page 110

20. Please revise to state that the selling shareholders "may be deemed" underwriters.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Segment Reporting, page F-17

    21. We note that you disclose the following:

- Your segments consist of two operating segments due to geography: United States and Brazil.
- You consider the two operating segments to be similar in terms of economic characteristics, principally in regard to long-term financial performance and long-term average margins.
- You aggregate the United States and Brazil segments into a single reporting segment, as you believe this is consistent with the objective and basic principles of providing information about the types of business activities in which you operate.
- Your Brazilian operations, and any other future international operations, expose you to economic, regulatory and other risks, such as regulatory requirements, increases in the cost of labor, difference in political, social and economic conditions.
- The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government's actions to control inflation have at times involved setting wage and price controls, and imposing exchange controls that may limit your ability to convert foreign currencies such as the real into US dollars or to remit payments by your Brazilian subsidiaries.

Given the above, please explain to us in further detail how your segment reporting is consistent with the objective of requiring disclosures in regard to segments about different economic environments in which an entity operates as specified in ASC 280-10-10-1. Given the disparate geographies of Brazil and the United States, tell us all of the significant economic characteristics existing in each of Brazil and the United States you considered in your assessment and how they are similar to or differ from one another in reaching your conclusion that aggregating your operating segments is appropriate. In so doing, tell us if there are any macroeconomic indicators that have varied or are expected to vary between Brazil and the United States and what these indicators are, and how they support your assertion that your operating segments exhibit similar long-term financial performance that qualify for aggregation. As an example in connection with the preceding, please address currency risk and exchange controls and other relevant significant economic factors such as labor costs, rents and taxes in Brazil relative to the United States. In addition, so that we may better understand your circumstances, please provide us with your performance metrics (average margins, comparable restaurant sales growth, average unit volumes, restaurant contribution, restaurant contribution margin) for each of your United States and Brazil segments for each of the last three fiscal years and your projections for same for a sufficiently reasonable period.

<u>Item 17. Undertakings, page II-4</u>

    22. Please also include the Undertaking found in Item 512 (f) of Regulation S-K.

    You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ Susan Block

for   Anne Nguyen Parker
        Assistant Director